Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2017 and December 31, 2016 and for the Three and Nine Months Ended September 30, 2017 and 2016

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss
Condensed Consolidated Interim Statement of Financial Position
Condensed Consolidated Interim Statement of Changes in Equity
Condensed Consolidated Interim Statement of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss (unaudited)
For the Three and Nine Months Ended September 30, 2017 and 2016 (in CHF)

		THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	Note	2017	2016	2017	2016
Research and development		(4,221,324)	(6,344,600)	(14,925,642)	(19,763,338)
General and administrative		(1,336,217)	(1,197,541)	(3,997,373)	(4,144,687)
Operating loss		(5,557,541)	(7,542,141)	(18,923,015)	(23,908,025)
Interest income		7,788	18,118	53,563	44,284
Interest expense	4	(416,956)	(404,453)	(1,248,400)	(409,712)
Foreign currency exchange gain/loss, net		1,650	(191,687)	(929,386)	(1,177,624)
Revaluation gain/loss from derivative financial instruments	4,5	(55,613)	228,190	1,705,018	228,190
Transaction costs	5	—	—	(506,234)	—
Loss before tax		(6,020,672)	(7,891,973)	(19,848,454)	(25,222,887)
Income tax gain	3	8,191	—	24,573	—
Net loss attributable to owners of the Company		(6,012,481)	(7,891,973)	(19,823,881)	(25,222,887)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0.00		94,463	23,412	378,100	(584,455)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0.00		(4,594)	5,968	55,316	31,932
Other comprehensive income/(loss), net of taxes of CHF 0		89,869	29,380	433,416	(552,523)
Total comprehensive loss attributable to owners of the Company		(5,922,612)	(7,862,593)	(19,390,465)	(25,775,410)

Basic and diluted loss per share		(0.14)	(0.23)	(0.48)	(0.73)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)
As of September 30, 2017 and December 31, 2016 (in CHF)

		SEPTEMBER 30, 2017	DECEMBER 31, 2016
	Note
ASSETS
Non-current assets
Property and equipment		273,282	369,294
Intangible assets		1,629,100	1,482,520
Other non-current financial assets		76,702	114,778
Total non-current assets		1,979,084	1,966,592

Current assets
Other receivables		299,970	296,531
Prepayments		447,456	952,595
Cash and cash equivalents		20,198,415	32,442,222
Total current assets		20,945,841	33,691,348

Total assets		22,924,925	35,657,940

EQUITY AND LIABILITIES
Equity
Share capital	5	17,731,881	13,731,881
Share premium		113,348,971	112,838,815
Foreign currency translation reserve		(28,228)	(83,544)
Accumulated deficit		(131,530,523)	(112,344,303)
Total shareholders' (deficit) / equity attributable to owners of the Company		(477,899)	14,142,849

Non-current liabilities
Loan	4	6,626,525	10,151,498
Derivative financial instruments	4,5	3,502,577	117,132
Employee benefits		1,815,329	2,092,434
Deferred tax liabilities	3	172,009	196,582
Total non-current liabilities		12,116,440	12,557,646

Current liabilities
Loan	4	4,406,208	2,212,706
Trade and other payables		1,150,326	1,837,997
Accrued expenses		5,729,850	4,906,742
Total current liabilities		11,286,384	8,957,445
Total liabilities		23,402,824	21,515,091
Total equity and liabilities		22,924,925	35,657,940

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)
As of September 30, 2017 and 2016 (in CHF)

	ATTRIBUTABLE TO OWNERS OF THE COMPANY
	NOTE	SHARE CAPITAL	SHARE PREMIUM	FX TRANSLATION RESERVE	ACCUMULATED DEFICIT	TOTAL (DEFICIT) / EQUITY
As of January 1, 2016		13,721,556	112,662,910	(63,821)	(81,578,733)	44,741,912
Total comprehensive loss
Net loss		—	—	—	(25,222,887)	(25,222,887)
Other comprehensive income/(loss)		—	—	31,932	(584,455)	(552,523)
Total comprehensive loss		—	—	31,932	(25,807,342)	(25,775,410)
Transactions with owners of the Company
Share issuance costs		—	(1,862)	—	—	(1,862)
Share based payments	7	—	—	—	184,964	184,964
Issue of bonus shares	5	10,325	177,767	—	—	188,092
Balance at September 30, 2016	5	13,731,881	112,838,815	(31,889)	(107,201,111)	19,337,696
As of January 1, 2017		13,731,881	112,838,815	(83,544)	(112,344,303)	14,142,849
Total comprehensive loss
Net loss		—	—	—	(19,823,881)	(19,823,881)
Other comprehensive income		—	—	55,316	378,100	433,416
Total comprehensive income/(loss)		—	—	55,316	(19,445,781)	(19,390,465)
Transactions with owners of the Company
Transaction costs	5	—	(397,685)	—	—	(397,685)
Share based payments	7	—	—	—	259,561	259,561
Capital increase	5	4,000,000	907,841	—	—	4,907,841
Balance at September 30, 2017	5	17,731,881	113,348,971	(28,228)	(131,530,523)	(477,899)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)
For the Nine Months Ended September 30, 2017 and 2016 (in CHF)

	Note	NINE MONTHS ENDED SEPTEMBER 30, 2017	NINE MONTHS ENDED SEPTEMBER 30, 2016

Cash flows from operating activities
Net loss		(19,823,881)	(25,222,887)
Adjustments for:
Depreciation		96,011	72,084
Unrealized foreign currency exchange loss, net		906,191	1,214,572
Net interest income		1,181,897	355,429
Share based payments	7	259,561	184,964
Transaction costs		506,234	—
Employee benefits		100,995	90,648
Fair value derivative financial instruments		(1,705,018)	(228,190)
Deferred tax gain	3	(24,573)	—
		(18,502,583)	(23,533,380)

Changes in:
Other receivables		34,644	(875,464)
Prepayments		505,140	(80,625)
Trade and other payables		(687,671)	408,079
Accrued expenses		823,109	842,960

Net cash used in operating activities		(17,827,361)	(23,238,430)

Cash flows from investing activities
Purchase of property and equipment		—	(11,474)
Purchase of intangible assets		(146,580)	—
Interest received		53,563	44,284
Net cash (used in) / from investing activities		(93,017)	32,810

Cash flows from financing activities
Proceeds from public offering	5	9,321,807	—
Transaction costs		(227,422)	—
Share issuance costs		—	(1,862)
Proceeds from loan issuance		—	11,986,671
Repayment of loan		(1,025,042)	—
Interest paid	4	(905,353)	(238,415)
Net cash from financing activities		7,163,990	11,746,394

Net decrease in cash and cash equivalents		(10,756,388)	(11,459,226)
Cash and cash equivalents at beginning of the period		32,442,222	50,237,300
Net effect of currency translation on cash		(1,487,419)	(1,251,351)
Cash and cash equivalents at end of the period		20,198,415	37,526,723

The accompanying notes form an integral part of these condensed consolidated interim financial statements

AURIS MEDICAL HOLDING AG

Notes to the Condensed Consolidated Interim Financial Statements

as of September 30, 2017 and December 31, 2016 and for the Three Months and Nine Months Ended September 30, 2017 and 2016 (in CHF)

1.	Reporting entity

Auris Medical Holding AG (the “Company”) is domiciled in Switzerland. The Company’s registered address is at Bahnhofstrasse 21, 6300 Zug. These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

•	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000

•	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000

•	Auris Medical Inc., Chicago, United States (100%) with a nominal share capital of USD 15,000

•	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100

The Group is primarily involved in the development of pharmaceutical products for the treatment of inner ear disorders, in particular tinnitus, hearing loss and vertigo. Its most advanced projects are in the late stage of clinical development.

2.	Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements as of September 30, 2017 and December 31, 2016 and for the three and nine months ended September 30, 2017 have been prepared in accordance with International Accounting Standard Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2016.

These condensed consolidated interim financial statements include all adjustments, that are necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2016 was derived from the audited consolidated financial statements.

The interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on November 28, 2017.

Functional and reporting currency

These interim condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Group’s reporting currency.

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2016 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Group

The Group has not early adopted any standard, interpretation or amendment that was issued, but is not yet effective.

A number of new standards, amendments to standards and interpretations are effective for the Group’s 2017 reporting year. The application of these new standards, amendments to standards and interpretations does not have material impact on the financial statements of the Group.

3.	Taxation

The Group’s income tax expense recognized in the condensed consolidated statement of profit or loss is presented as follows:

	NINE MONTHS ENDED
	September 30, 2017	September 30, 2016
Deferred income tax expense	—	(80,124)
Deferred income tax gain	24,573	80,124
Total income tax expense	24,573	—

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of September 30, 2017 and 2016 is presented as follows:

	September 30, 2017	September 30, 2016
Deferred Tax liabilities
Intangible assets	(349,052)	(327,637)
Hercules Loan & Warrant	(53,309)	(80,124)
Total	(402,361)	(407,761)
Deferred Tax assets
Net operating loss (NOL)	230,352	80,124
Total	230,352	80,124
Deferred Tax, net	(172,009)	(327,637)

4.	Loan and Warrant

On July 19, 2016, the Company entered into a Loan and Security Agreement (the “Hercules Loan and Security Agreement”) for a secured term loan facility of up to US$20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of US$12.5 million was drawn on July 19, 2016, concurrently with the execution of the Hercules Loan and Security Agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The loan is secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts.

The loan was initially recognized at transaction value with deductions of the fair value of the warrant at transaction date and directly attributable transactions costs.

Subsequent to initial recognition, the loan is measured at amortized cost using the effective interest method. Applying this method, the calculated value of the loan as of September 30, 2017 is CHF 11,032,733. Of the CHF 11,032,733 amortization payments due within the next 12 months in an amount of CHF 4,406,208 are reclassified as current liabilities.

In connection with the loan facility, the Company issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of US$3.94 per share. As of July 19, 2016, the warrant was exercisable for 156,726 common shares. Upon Hercules making the second advance under the loan facility, the warrant shall become exercisable for the additional 84,391 common shares. The warrant expires on July 19, 2023. The fair value calculation of the warrant is based on the Black-Scholes option price model. Assumptions are made regarding inputs such as volatility and the risk free rate in order to determine the fair value of the warrant. As the warrant is part of the loan transaction, its fair value was deducted from the loan proceeds and accounted for separately as non-current financial liability. Following the initial recognition, the warrant is measured at fair value and the changes in fair value are shown as profit or loss.

As of September 30, 2017, the fair value of the warrant amounts to CHF 51,733. Therefore, the fair value decreased by the total amount of CHF 65,399 in the current year (fair value as of December 31, 2016: CHF 117,132).

5.	Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	Common Shares
	Number
	2017	2016
As of January 1	34,329,704	34,303,891
Common shares issued for capital increase with a nominal value of CHF 0.40 each	10,000,000	—
Common shares issued for restricted share awards with a nominal value of CHF 0.40 each	—	25,813
Total, as of September 30	44,329,704	34,329,704

All shares have a nominal value of CHF 0.40 and are fully paid in. As of June 30, 2017, the nominal value of the 44,329,704 issued shares amounted to CHF 17,731,881.60 (as of December 31, 2016, the nominal value of 34,329,704 issued shares amounted to CHF 13,731,881.60).

Equity Offering on NASDAQ Global Market

On February 21, 2017, the Company completed a public offering (the “February 2017 Offering”) of 10,000,000 common shares with a nominal value of CHF 0.40 each and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share. The net proceeds to the Company from the February 2017 Offering were approximately CHF 9.1 million (US$ 9.1 million), after deducting underwriting discounts and other estimated offering expenses payable by us. The Company had transaction costs amounting to CHF 903,919. The transactions costs were recorded as CHF 397,685 in equity for the issuance of the common shares and CHF 506,234 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

The underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. On February 15, 2017, the underwriter partially exercised its 30-day option to purchase additional common shares and/or warrants in the amount of 1,350,000 warrants.

Consequently, the Company issued warrants to purchase up to 7,945,000 of its common shares at an exercise price of US$1.20 per share. The warrants are exercisable during a five-year period beginning on date of issuance. The fair value calculation of the warrants is based on the Black-Scholes option price model. Assumptions are made regarding inputs such as volatility and the risk free rate in order to determine the fair value of the warrant. If a warrant is exercised, the Company will receive variable proceeds because the Company’s functional currency is CHF and the exercise price is in USD, which results in the warrants being considered liability instruments. Therefore, the warrants were assigned fair values using the Black-Scholes model. The residual value was assigned to the common share sold along with each warrant in accordance with IAS 32 Financial instruments: presentation.

As of September 30, 2017, the fair value of the warrants amounted to CHF 3,450,844. The fair value decreased by CHF 1,639,619 since the initial recognition (fair value as of February 21, 2017: CHF 5,090,463).

Issue of common shares upon exercise of options

During the nine months ended September 30, 2017, no options were exercised.

On January 7, 2016, the Company granted 25,813 restricted shares to employees under the Equity Incentive Plan as a compensation bonus for 2015. These shares vested upon grant and have a sales restriction for 3 years. The Company recorded a corresponding payroll charge of CHF 188,092 in 2015. As a result of the grant, the nominal share capital increased by CHF 10,325.

Controlled Equity Offering

On June 1, 2016, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which the Company may offer and sell, from time to time common shares, with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to US$ 35 million through Cantor. Any common shares offered and sold will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-206710) as supplemented by a prospectus supplement, dated June 1, 2016. In the first nine months of 2017, the Company did not offer or sell any common shares under the Sales Agreement.

6.	Employee benefits

	NINE MONTHS ENDED
	September 30, 2017	September 30, 2016
Salaries	2,971,707	2,820,562
Pension costs	277,554	254,757
Share based compensation expense	259,561	184,964
Other employee costs and social benefits	251,000	627,271
Total employee benefits	3,759,822	3,887,554

7.	Share based payments

Share based compensation expense of CHF 259,561 was recognized for the nine months ended September 30, 2017 (for the nine months ended September 30, 2016: CHF 184,964).

A total of 931,230 options were granted in the nine months ended September 30, 2017. The exercise price of the options granted is US$ 0.82 per share. The methodology for computation of share based compensation expense for the period is consistent with the methodology used in 2016.

8.	Loss per share

	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Loss attributable to owners of the Company	(6,012,481)	(7,891,973)	(19,823,881)	(25,222,887)
Weighted average number of shares outstanding	44,329,704	34,329,704	42,601,763	34,329,045
Basic and diluted loss per share	(0.14)	(0.23)	(0.47)	(0.73)

For the nine months ended September 30, 2017 and September 30, 2016 basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans, as they would be anti-dilutive. As of the date hereof, the Company had 1,743,150 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2017 and September 30, 2017 was 1,390,645 (640,830 for the period between January 1, 2016 and September 30, 2016).

9.	Events after the Reporting Period

Equity Commitment Purchase Agreement and Registration Rights Agreement

On October 10, 2017, the Company entered into a purchase agreement (the “Commitment Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the Commitment Purchase Agreement, LPC has agreed to subscribe for up to $13,500,000 of the Company’s common shares over the 30-month term of the Commitment Purchase Agreement. Regular purchases may be made from time to time under the Commitment Purchase Agreement subject to certain amount limitations. The purchase price for regular purchases is equal to the lesser of (i) the lowest sale price of the Company’s common shares on the purchase date and (ii) the average of the three (3) lowest closing sale prices of the Company’s common shares during the ten (10) business days prior to the purchase date, as reported on the Nasdaq Capital Market. The Company also has the right, at its sole discretion, to require LPC to make additional purchases, subject to certain amount limitations, at a purchase price equal to the lesser of (i) $1.50 per common share or (ii) 97% of the purchase price, provided that the closing price of the common shares is not below $0.70.

Registered Offering Purchase Agreement

On October 16, 2017, the Company issued 1,744,186 of its common shares to LPC for an aggregate price of $1,500,000 pursuant to its effective shelf registration statement on Form F-3 (Registration No. 333-217305).

HEALOS Phase 3 clinical trial results

On November 28 2017, top-line results from the HEALOS Phase 3 clinical trial of AM-111 in idiopathic sudden sensorineural hearing loss, or ISSNHL, were announced. The HEALOS trial did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss revealed a clinically and statistically significant improvement in the AM-111 0.4 mg/mL treatment group. The Company plans to discuss the HEALOS results and the regulatory pathway with health authorities. In addition, the Company will terminate the ASSENT trial as it is very similar in design to the HEALOS trial and, based on the new findings, is no longer adequate for testing AM-111.